Exhibit 21.1

List of Subsidiaries of Able View Global Inc. Post-Business Combination

Name of Subsidiaries	Jurisdiction
Able View Corporation Inc.	Cayman Islands
Able View Inc.	Cayman Islands
Hainan Manaslu Acquisition Corp.	Cayman Islands
Able View Investment Limited	Cayman Islands
CSS Global Limited	British Virgin Islands
Able View Capital Group Ltd	British Virgin Islands
Cosmetic Skin Solution Holding Limited	British Virgin Islands
Able View Enterprise Limited	Hong Kong
Able View Cosmetic Limited	Hong Kong
CSS Cosmetic (Hong Kong) Limited	Hong Kong
Ableview Management Limited	Hong Kong
Ableview Brands Limited	Hong Kong
Shanghai Weitong Trading Co., Ltd.	PRC
Beijing Jingyuan Trading Co., Ltd.	PRC
CSS Cosmetic (Shanghai) Ltd.	PRC
Shanghai Jingnan Medical Instrument Co., Ltd.	PRC
Shanghai Jinglu Trading Co., Ltd.	PRC
Shanghai Jingyue Trading Co., Ltd.	PRC